June 23, 2005

Mail Stop 4561

By U.S. Mail and Facsimile (212) 367-9579

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Amendment No. 3 to Form SB-2, filed May 24, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your response letter dated June 16, 2005 related to your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

Notes 6 & 7 - pages F-15 to F-17

1. We note your response to our prior comment no. 3 and related responses to our previous comments in prior staff letters. We are unable to concur that (i) February 3, 2004 should be the measurement date with respect to the extinguishment of Mr. Kleinert`s debt in exchange for shares of common stock, and (ii) February 3, 2004 private placement share price of approximately $0.90 per share was more representative than the current marketplace data on August 12,
2004 in determining the fair value of the shares issued in the exchange. Specifically, we note that:
* There does not appear to be a meeting of the minds, i.e. a firm contractual commitment, on February 3, 2004 as terms of conversion do not appear fixed or determined on that date.
* In your response you state that common stock was issued to Messrs.
Kleinert, Cavanaugh and Kelly in satisfaction of their debt after negotiations with them on August 12, 2004. Based on the guidance in paragraph 16 of SFAS No. 140 and paragraphs 3 and 20 of APB No. 26, it appears that market price of common stock on August 12, 2004 should have been used to determine the reacquisition price of debt.
* Per your response your stock price on August 12, 2004 on the OTCBB was $1.60. Since your extinguishment of debt was effected by exchanging shares of common stock for debt at an estimated price of
$0.90 per share, it appears there is a significant difference in the market value of the shares issued and the estimated price used in the conversion. We remain unclear why you have not accounted for this difference in accordance with paragraph 20 of APB 26 and FTB 80-1 in the period of extinguishment.
* EITF 96-18 applies to issuance of equity instruments to non-employees for goods and services, and not debt extinguishments.

In light of the above, please revise your financial statements and related disclosures or provide additional persuasive evidence not previously provided supporting your current accounting.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amit Pande, Assistant Chief Accountant, at
(202) 551-3423, or John Nolan, Accounting Branch Chief, at (202)
551-
3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551- 3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.
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Velocity Asset Management, Inc.
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